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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                     0-28072

                                                                   CUSIP NUMBER
                                                                    9528182103

                           Notification of Late Filing


Check One:[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


                       For Period Ended: November 1, 1998
                       [     ]  Transition Report on Form 10-K
                       [     ]  Transition Report on Form 20-F
                       [     ]  Transition Report on Form 11-K
                       [     ]  Transition Report on Form 10-Q
                       [     ]  Transition Report on Form N-SAR
                       For the Transition Period Ended:
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   Read Instruction (on back page) Before Preparing Form. Please Print or Type

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         West Coast Entertainment Corporation
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         Full Name of Registrant
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         Former Name if Applicable

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         One Summit Square , Suite 200, Rte. 413 & Doublewoods Rd.
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         Address of Principal Executive Office (Street and Number)

         Langehorne, Pennsylvania 19047
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         City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]       (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 1998 by the December 16, 1998 due date without undue effort or expense. The reasons for the Registrant's inability to complete its Quarterly Report by December 16, 1998 is that it has been unable to complete negotiations with the Registrant's bank to modify its loan agreement covering the Registrant's Credit Facility. Senior management of the Registrant who would ordinarily be involved in the preparation and internal review of the Form 10-Q have been unable to complete their work on the Form 10-Q as a result of the intensive efforts required to prepare and provide necessary financial and other information to the bank. The finalization of these negotiations with the bank have a significant impact on the financial statements disclosures and Management's Discussion and Analysis in the Form 10-Q. The Registrant expects to finalize its negotiations with the bank shortly and plans to file its Form 10-Q on or before the fifth calendar day following the prescribed due date but it is possible that the Registrant will not be able to do so.


PART IV -  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Richard Kelly               215                 968-4318
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                  (Name)                  (Area Code)         (Telephone Number)
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         (2)      Have all other periodic reports required under Section 13 or
                  15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? In answer is no, identify report(s).

                                     ( X ) Yes  (   ) No

         (3) Is it anticipated that any significant change in results for operations from the corresponding period for the last fiscal year will be reflected by the statements to be included in the subject report or portion thereof?

                                     ( X ) Yes  (   ) No

                  If so, attach an explanation of the anticipated change, both narratively, and, if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The results for the quarter ended November 1, 1998 are not yet finalized for the reasons previously discussed. However, it is estimated that the Registrant will report a pretax loss of approximately $11 million dollars of which $5.6 million represents a previously announced one time charge for store closures as compared to the reported pretax loss for the quarter ended October 31, 1997 of $2.4 million. In addition, the Registrant is evaluating its method of amortizing its videocassette rental inventory. Current new revenue sharing arrangements (which increase the number of copies of new releases in video stores)within the industry with Hollywood studios has resulted in earlier satisfaction of consumer demand thereby accelerating the rate of revenue recognition and decreasing the value of rental tapes. It is estimated that the Registrant may in the near future write-down its videocassette rental inventory $10 to $15 million.


                      West Coast Entertainment Corporation
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 17, 1998             WEST COAST ENTERTAINMENT, INC.


                                    By: /s/ Richard Kelly
                                        -----------------------------
                                        Richard Kelly
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter). [Added in Release No.34-31905 (Paragraph 85,111), (effective April 26, 1993, 58 FR 14628.]